United States

Securities and Exchange Commission
Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

XTANT MEDICAL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	20-5313323
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

664 Cruiser Lane Belgrade, Montana	59714
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common stock, par value $0.000001 per share	NYSE American LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.

Securities Act registration statement or Regulation A offering statement file number to which this form relates: ___________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

Explanatory Note

Xtant Medical Holdings, Inc. (“Xtant,” “we,” “us” or “our”) hereby amends its registration statement on Form 8-A (File No. 001-34951) filed by Xtant with the Securities and Exchange Commission (“SEC”) on October 15, 2015.

Item 1. Description of Registrant’s Securities to be Registered.

The following description summarizes the material terms and provisions of our common stock and does not purport to be complete. It is subject to and qualified in its entirety by reference to the provisions of our Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), Second Amended and Restated Bylaws (the “Bylaws”) and the Investor Rights Agreement, dated February 14, 2018, among Xtant and OrbiMed Royalty Opportunities II, LP (“Royalty Opportunities”) and ROS Acquisition Offshore LP (“ROS”) (the “Investor Rights Agreement”), which are filed as exhibits to the registration statement and are incorporated by reference herein. We encourage you to read our Certificate of Incorporation, our Bylaws, the Investor Rights Agreement and the applicable provisions of the General Corporation Law of the State of Delaware (“DGCL”) for additional information.

Authorized and Outstanding Capital Stock

Our Certificate of Incorporation provides that we have authority to issue (i) 300 million shares of our common stock, par value $0.000001 per share, 86,796,175 of which are issued and outstanding as of the date of this registration statement and (ii) 10,000,000 shares of preferred stock, par value $0.000001 per share, none of which are issued and outstanding as of the date of this registration statement.

As of March 1, 2022, we had outstanding warrants to purchase 7,532,390 shares of our common stock, stock options to purchase 3,296,335 shares of our common stock and restricted stock unit awards covering 2,569,780 shares of our common stock under the Xtant Medical Holdings, Inc. Amended and Restated 2018 Equity Incentive Plan, options to purchase 14,495 shares of our common stock under our prior equity compensation plan, and 1,292,521 shares available for issuance under the Xtant Medical Holdings, Inc. Amended and Restated 2018 Equity Incentive Plan.

Voting Rights

Each holder of our common stock is entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders, including in all elections for directors. Stockholders are not entitled to cumulative voting in the election of directors. Subject to applicable law and the rights, if any, of the holders of outstanding shares of any series of preferred stock we may designate and issue in the future, holders of our common stock are entitled to vote on all matters on which stockholders are generally entitled to vote.

Our stockholders may vote either in person or by proxy. At all meetings of stockholders for the election of directors at which a quorum is present, a plurality of the votes cast shall be sufficient to elect. All other elections and questions presented to the stockholders at a meeting at which a quorum is present shall, unless otherwise provided by our Certificate of Incorporation, our Bylaws, the rules or regulations of any stock exchange applicable to us or applicable law or pursuant to any regulation applicable to us or our securities, be decided by the affirmative vote of the holders of a majority in voting power of the shares of our stock that are present in person or by proxy and entitled to vote thereon.

Dividends

The Board of Directors may authorize, and we may make, distributions to our stockholders, subject to any restriction in our Certificate of Incorporation, and to those limitations prescribed by law and contractual restrictions. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock will be entitled to share equally, identically and ratably in any dividends that the Board of Directors may determine to issue from time to time.

Liquidation Rights

Upon liquidation, dissolution or winding up, all holders of our common stock are entitled to participate pro rata in our assets available for distribution, subject to applicable law and the rights, if any, of the holders of any class of preferred stock then outstanding.

Other Rights and Preferences

Under the terms of our Certificate of Incorporation and Bylaws, holders of our common stock have no preemptive rights, conversion rights or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Board of Directors may designate and issue in the future. Our Certificate of Incorporation and Bylaws do not restrict the ability of a holder of our common stock to transfer his, her or its shares of our common stock. All shares of our common stock currently outstanding are fully paid and non-assessable.

Transfer Agent

The transfer agent for our common stock is Broadridge Corporate Issuer Solutions, Inc.

Exchange Listing

Our common stock is listed on NYSE American under the symbol “XTNT.”

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation, Bylaws and Investor Rights Agreement, Our Status as a Controlled Company and the DGCL

Anti-takeover provisions in our Certificate of Incorporation, Bylaws, the Investor Rights Agreement and under the DGCL and our status as a controlled company may discourage or prevent a change in control, even if such a sale could be beneficial to our stockholders.

Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and Bylaws contain the following anti-takeover provisions that may have an anti-takeover effect of delaying, deferring or preventing a change in control of Xtant:

●	We have shares of common stock and preferred stock available for issuance without stockholder approval. The existence of unissued and unreserved common stock and preferred stock may enable the Board to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management.

●	Shares of our common stock do not have cumulative voting rights in the election of directors, so our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors.

●	Special meetings of the stockholders may be called only by the Board, the chairman of the Board or the chief executive officer.

●	The Board may adopt, alter, amend or repeal our Bylaws without stockholder approval.

●	Unless otherwise provided by law, any newly created directorship or any vacancy occurring on the Board for any cause may be filled by the affirmative vote of a majority of the remaining members of the Board, even if such majority is less than a quorum, and any director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced or until his or her successor is elected and qualified.

●	The affirmative vote of the holders of at least two-thirds of the voting power of the then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to amend or repeal the provisions of our Certificate of Incorporation related to the amendment of our Bylaws, the Board and our stockholders as well as the general provisions of our Certificate of Incorporation.

●	Stockholders must follow advance notice procedures to submit nominations of candidates for election to the Board at an annual or special meeting of our stockholders and must follow advance notice procedures to submit other proposals for business to be brought before an annual meeting of our stockholders.

●	Unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Xtant to us or our stockholders, (iii) any action asserting a claim arising under any provision of the General Corporation Law of the State of Delaware, our Certificate of Incorporation or our Bylaws, or (iv) any action asserting a claim governed by the internal-affairs doctrine. This forum selection provision is not intended to apply to actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. To the extent the provision could be construed to apply to claims arising under the Securities Act of 1933, as amended, there is uncertainty as to whether a court would enforce the provision, and our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Investor Rights Agreement

We are party to an Investor Rights Agreement, which includes certain provisions that may have an anti-takeover effect of delaying, deferring or preventing a change in control of Xtant. The Investor Rights Agreement includes director nomination rights, which provide that so long as the Ownership Threshold (as defined in the Investor Rights Agreement) is met, Royalty Opportunities and ROS are entitled to nominate such individuals to the Board of Directors constituting a majority of the directors. In addition, under the Investor Rights Agreement, so long as the Ownership Threshold is met, certain matters require the approval of Royalty Opportunities and ROS to proceed with such a transaction, including without limitation, the sale, transfer or other disposition of assets or businesses of Xtant or its subsidiaries with a value in excess of $250,000 in the aggregate during any fiscal year (other than sales of inventory or supplies in the ordinary course of business, sales of obsolete assets (excluding real estate), sale-leaseback transactions and accounts receivable factoring transactions).

Controlled Company Status

We are a “controlled company” as defined in section 801(a) of the NYSE American Company Guide because more than 50% of the combined voting power of all of our outstanding common stock is beneficially owned by OrbiMed Advisors LLC. Our status as a controlled company may have an anti-takeover effect of delaying, deferring or preventing a change in control of Xtant.

Section 203 of the DGCL

We have elected to be subject to Section 203 of the DGCL and we are prohibited from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting shares outstanding at the time the transaction began, excluding for purposes of determining the voting shares outstanding (but not the outstanding voting shares owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or after such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting shares that are not owned by the interested stockholder.

In general, Section 203 of the DGCL defines business combination to include the following:

●	any merger or consolidation involving Xtant and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of Xtant involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by Xtant of any shares of Xtant to the interested stockholder;

●	any transaction involving Xtant that has the effect of increasing the proportionate share of the shares or any class or series of shares of Xtant beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through Xtant.

In general, by reference to Section 203 of the DGCL, an “interested stockholder” is an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status owned, 15% or more of the outstanding voting shares of Xtant.

Limitations of Liability and Indemnification Matters

We have adopted provisions in our Certificate of Incorporation that limit or eliminate the liability of our directors for monetary damages for breach of their fiduciary duties, except for a breach of the duty of loyalty to our Company or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, or for any transaction from which a director derived an improper personal benefit. Accordingly, our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except with respect to the following:

●	any breach of their duty of loyalty to us or our stockholders;

●	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

●	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

●	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of director liability, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

Our Bylaws provide for mandatory indemnification of directors and officers to the maximum extent allowed by applicable law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. In addition, we have also entered into indemnification agreements with our directors and officers, pursuant to which we must:

●	indemnify officers and directors against certain liabilities that may arise because of their status as officers and directors;

●	advance expenses, as incurred, to officers and directors in connection with a legal proceeding subject to limited exceptions; and

●	cover officers and directors under any general or directors’ and officers’ liability insurance policy maintained by us.

We also maintain directors’ and officers’ liability insurance.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, the opinion of the SEC is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 2. Exhibits.

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of Xtant Medical Holdings, Inc. (filed as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on February 13, 2018 (SEC File No. 001-34951) and incorporated by reference herein)

3.2	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Xtant Medical Holdings, Inc. (filed as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on October 31, 2019 (SEC File No. 001-34951) and incorporated by reference herein)

3.3	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Xtant Medical Holdings, Inc., as amended (filed as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on October 1, 2020 (SEC File No. 001-34951) and incorporated by reference herein)

3.4	Second Amended and Restated Bylaws of Xtant Medical Holdings, Inc. (filed as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on February 16, 2018 (SEC File No. 001-34951) and incorporated by reference herein)

4.1	Investor Rights Agreement dated February 14, 2018 among Xtant Medical Holdings, Inc., OrbiMed Royalty Opportunities II, LP, ROS Acquisition Offshore LP, Park West Partners International, Limited and Park West Investors Master Fund, Limited (filed as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed with the SEC on February 16, 2018 (SEC File No. 001-34951) and incorporated by reference herein)

4.2	Form of Common Stock Certificate (filed as Exhibit 4.2 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (SEC File No. 001-34951) and incorporated by reference herein)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

XTANT MEDICAL HOLDINGS, INC.

Date: March 8, 2022	By:	/s/ Sean E. Browne
	Name:	Sean E. Browne
	Title:	President and Chief Executive Officer